TWO HANDS CORPORATION 33 Davies Ave Toronto, Ontario M4M 2A9

February 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re: Two Hands Corporation
       Registration Statement on Form S-1

       File No. 333-235986

       Filed January 21, 2020

       Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), Two Hands Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-235986), together with all exhibits thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter. The Registration Statement was filed with the Commission on January 21, 2020 and was not declared effective.

Consistent with the public interest and the protection of investors contemplated by paragraph (a) of Rule 477 of the Securities Act, the Company is withdrawing this Registration Statement in response to communications with the Commission’s staff. The Company confirms that no securities were sold in connection with the offering.

The Company further requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

 If you have any questions regarding this matter, please contact the Company’s counsel, Philip Magri, Esq. of Magri Law, LLC at (954) 303-8027 or pmagri@magrilaw.com.

Sincerely,

/s/ Nadav Elituv

Nadav Elituv

Chief Executive Officer

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